UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1933.
Commission File Number 001-33607
GULFMARK OFFSHORE, INC.1
(Exact name of registrant as specified in its charter)
10111 Richmond Avenue, Suite 340,
Houston, Texas 77042
(713) 963-9522
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common stock, par value $0.01 per share
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date:      0
     Pursuant to the requirements of the Securities Exchange Act of the 1934, GulfMark Offshore, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 26, 2010	By:	/s/ Quintin V. Kneen
		Name:	Quintin V. Kneen
		Title:	Executive Vice President & Chief Financial Officer

[1]	On February 24, 2010, pursuant to the Agreement and Plan of Reorganization, dated as of October 14, 2009 (the “Reorganization Agreement”), between GulfMark Offshore, Inc., a Delaware corporation (“Old GulfMark”), and New GulfMark Offshore, Inc., a Delaware corporation (the “Registrant”), Old GulfMark merged with and into the Registrant (the “Reorganization”), with the Registrant surviving the Reorganization. At the effective time of the Reorganization (the “Effective Time”), the Registrant changed its name from “New GulfMark Offshore, Inc.” to “GulfMark Offshore, Inc.” At the Effective Time and pursuant to the Reorganization Agreement, each outstanding and treasury share of the common stock, par value $0.01 per share, of Old GulfMark (the “Old GulfMark common stock”) automatically converted into one share of Class A common stock, par value $0.01 per share, of the Registrant (the “Registrant Class A common stock”). Pursuant to this Form 15, the Registrant, as the successor entity to Old GulfMark, is terminating the registration of the Old GulfMark common stock. The Registrant Class A common Stock, including the Registrant’s duties to file reports with respect thereto, is not affected by this Form 15.